UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT
ADVANCED MICRO DEVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-07882	94-1692300
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
2485 Augustine Drive
Santa Clara, California 95054
(Address of principal executive offices) (Zip Code)
Ava M. Hahn
Senior Vice President, General Counsel
and Corporate Secretary
(408) 749-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q.1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
Advanced Micro Devices, Inc. has filed this Specialized Disclosure Report on Form SD and the Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025 attached hereto as Exhibit 1.01 with the U.S. Securities and Exchange Commission. This Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01 are publicly available on the Investor Relations pages of our Website at www.amd.com or ir.amd.com.

Item 1.02	Exhibit
The Conflict Minerals Report is attached hereto as Exhibit 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits
The following is filed as an exhibit to this Form SD:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Specialized Disclosure Report on Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Ava M. Hahn
Name:	Ava M. Hahn
Title:	Senior Vice President, General Counsel and Corporate Secretary